2211 North First Street
San Jose, CA 95131
paypal.com
                                            May 16, 2025

Via EDGAR

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention:    Ms. Amy Geddes

    Re:    PayPal Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Filed February 4, 2025
File No. 001-36859

Dear Ms. Geddes:

Thank you for your letter dated May 5, 2025 addressed to PayPal Holdings, Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to Consolidated Financial Statements

Note 2 – Revenue
Disaggregation of Revenue, page 76

1.We note you disaggregate revenue by geography, as required by the entity-wide disclosures under ASC 280-10-50-41a, and by "revenue category," consisting of "transaction revenues" (91% of revenue for 2024) and "revenue from other value added services" (9% of revenue for 2024). With respect to the disclosure requirements of ASC 606-10-50-5, please tell us how you considered the guidance in paragraphs ASC 606-10-55-89 through 55-91 in selecting the appropriate categories to use to disaggregate revenue. In this regard, we note factors such as:

•various references to and disclosure focused on your two customer types - consumers and merchants - in your filing;
•you have general managers for various lines of business, such as "Consumer Group," "Large Enterprise," "Small Business & Financial Services," and "Global Markets" (per your February 2025 investor day presentations);
•you present total payment volume metrics to investors for various products, such as "PayPal branded checkout," "PSP," and "Venmo" in your quarterly earnings presentations; and
•your remittance business, Xoom, had stagnated and been on a negative revenue trajectory, and various other comments about contributions from various business lines to your growth (per your Q1 2024 earnings call).

Company response:

PayPal disaggregates revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. While ASC 606 provides examples, an entity’s revenue disaggregation disclosure is based on relevant facts and circumstances and requires significant judgment. Our determination of the appropriate revenue categories for PayPal considered how information about revenues has been presented for other purposes, including earnings releases, annual and quarterly reports, investor presentations and information regularly reviewed by the chief operating decision maker.

Based on our evaluation of the factors in ASC 606-10-50-5 and 55-89 through 55-91, we determined that disaggregation based on geography and disaggregation based on type of good or service, specifically transaction revenues and revenues from other value added services, were the most relevant.

Geographical Region

PayPal provides geographical revenue totals disaggregated by U.S. revenues, which is one of PayPal’s most important markets, and the revenues of all other countries. This information is provided as different geographies may be impacted by different economic factors associated with the uncertainty of revenues and cash flows. Geographic disaggregation is also important to us from a strategy and business opportunity perspective as we continue to grow domestically and in international markets by expanding our products and services both offline and online. Additionally, this presentation was determined to be appropriate primarily because no individual country outside of the United States generated 10% or more of total net revenues for the periods presented.

Type of Good or Service

We disaggregate revenues between two types of revenue categories: transaction revenues and revenues from other value added services. Revenues recorded within each of these categories are earned from similar products and services for which the nature of associated fees and the related revenue recognition models are substantially similar.

Transaction revenues are earned through transactions on our payments platform. While we offer a wide range of products on our payments platform to meet the diverse needs of our customers, the nature of each product offering is transaction processing.

The revenues earned from processing transactions on our payments platform are recorded within transaction revenues and share substantially similar characteristics. For example, transaction revenue is earned from contracts with customers that are defined at the transaction level and do not extend beyond the service already provided. Revenue within this category arises from a single performance obligation, which is satisfied at the point in time a transaction is completed on our platform. The uncertainty of revenue and cash flows do not significantly differ between our products within transaction revenue and is generally more dependent on geographic region.

Revenue from other value added services are revenues that are not earned through processing transactions on our payments platform. Net revenues derived primarily from revenue earned through partnerships, referral fees, subscription fees, gateway fees, and other services we provide to our consumers and merchants. We also earn revenues from interest and fees earned on our portfolio of loans receivable, and interest earned on certain assets underlying customer balances. These revenues from contracts with customers are generally recognized over the term of each contract as opposed to being recognized at a point in time. A significant portion of revenues from other value added services is generated from interest and fees earned on our credit products, the revenue share we earn from the credit products of our partners, and interest earned on customer balances for which the uncertainty of revenue and future cash flows are significantly influenced by changes in interest rates.

In determining the categories, we considered the examples found in ASC 606-10-55-91:

a) Type of good or service

We believe that the type of services PayPal provides its customers are best categorized through transaction revenues and revenues from other value added services. Revenues recorded within these categories may be earned from different products, but the nature of the associated product offerings and the related revenue recognition models are substantially similar within each category.

We have considered how information about revenues is presented outside of our financial statements such as our presentation of payment volume metrics and performance of certain products discussed in various periods. We measure the scale of our platform and the relevance of our products and services to our customers through certain metrics, including Total Payment Volume (“TPV”), which is defined as the value of payments, net of payment reversals, successfully completed on our payments platform or enabled by PayPal via a partner payment solution, not including gateway-exclusive transactions. TPV does not directly relate to transaction revenues as TPV includes payment transactions processed on our payments platform that do not earn revenue. For example, certain activities such as sending person-to-person (“P2P”) payments are generally offered as a free service to our PayPal and Venmo users. P2P is an important source of customer engagement and also serves as a customer acquisition channel that facilitates organic growth by enabling potential users to establish active accounts with PayPal or Venmo at the time they make or receive a P2P payment. Conversely, certain transactions on our payments platform such as currency conversion, the instant transfer of funds for our customers from their PayPal or Venmo account to their bank account or debit card, the purchase and sale of cryptocurrencies, and other miscellaneous fees do not generate TPV but generate revenue that is recorded within transaction revenues. TPV provides investors with an understanding of the scale of volumes and insight into PayPal’s market share, rather than the level at which revenue and cash flows are affected by economic factors. TPV is presented by product (e.g., branded checkout, payment service provider (PSP), etc.) to measure the scale of our platform and the relevance of our products and services to our customers; however, all such transaction processing products share substantially the same nature, timing of revenue recognition, uncertainty of future cash flows, and contract structure.

Additionally, we may disclose supplemental information regarding the performance of certain products, such as revenue growth rates, to provide investors with insight into how consolidated revenue was impacted for a given period, to highlight current trends affecting overall company performance, and to provide how our new management team's strategy and prioritization is impacting the company performance. During our Investor Day event in February 2025, we highlighted our strategic imperatives to drive focused execution and realize our vision of accelerating profitable growth by 2027. The presentation of these product-level growth metrics and strategic imperatives is not intended to imply that the associated products carry materially different risks from our disaggregated revenue categories, or that they differ significantly in terms of nature, amount, timing or uncertainty of revenues and cash flows.

Our product offerings within our disaggregated revenue categories broadly share similar characteristics and are similarly impacted by macroeconomic factors. We may provide information about directional revenue trends or revenue growth for a specific product (e.g., the Xoom negative revenue trend in Q1 2024) from time to time when useful to explain consolidated results. However, this information is not provided for all products on a consistent basis, nor do we provide detailed revenue amounts by product. Additionally, such information is limited to relative indicators such as directional revenue trends or revenue growth percentages rather than total revenue amounts.

b) Geographical region

As discussed above, geographical region is used to disaggregate our revenues.

c) Market or type of customer

We operate a two-sided payments platform that connects merchants and consumers. Beginning in late 2023, we evolved our organizational structure and established three business units (i.e., Consumer Group, Small Business & Financial Services and Large Enterprise) to more closely align to the customers we serve and to help enable our teams to deliver more seamless and differentiated end-to-end experiences. Operating as a dual-sided network involves strategic, interconnected business decisions focused on both sides of the platform, and strategies aimed at our consumer business generally impact our merchant business and vice versa. Our merchant business units share common products that we offer across our payments platform. Global Markets is a central function focused on our ability to serve local market needs in different geographical regions.

We earn transaction revenues primarily from fees paid by our customers to receive payments on our payments platform. In a typical transaction only the merchant (party receiving funds) pays a fee, and the standard payment flow is free for consumers. Accordingly, the majority of PayPal’s transaction revenue is derived from merchant accounts, but purchases are primarily initiated by consumer activity.

To drive overall payment transactions and merchant revenues, we may offer products at no cost to consumers or incentives that reduce consumer revenues to accelerate the flywheel effect. Business decisions that benefit the entire company will often distort revenues at the customer level and results must be reviewed at the total consolidated level to be understood. For example, credit products (e.g., Buy Now Pay Later, Merchant financing products, etc.) give consumers and merchants an additional reason to use PayPal, driving increased customer engagement and facilitating the flywheel effect across our platform. Consumer credit products provide additional flexibility and are cost-efficient funding sources, while merchant financing increases our engagement with merchants and incentivizes them to use PayPal’s products more broadly.

While we have business units with general managers focused on our customers’ needs, due to the interconnected nature of our customer-focused business units, business decisions must be evaluated based on their overall contribution to the company’s consolidated results. Accordingly, our Chief Operating Decision Maker (“CODM”) assesses performance and allocates resources at the consolidated level rather than on the basis of the customer-focused business units. The compensation structure of our general managers is based on company-wide performance determined through consolidated metrics.

d) Type of contract

We have determined this is not a relevant category for disaggregation as the significant majority of our contracts contain a single performance obligation for which the transaction price is known at the end of each reporting period.

e) Contract duration

The contract duration of transaction revenues differs from the contract duration of revenues from other value added services. Transaction revenues are generated from contracts that are short-term as each individual transaction is considered a contract. Revenue from contracts with customers within other value added services generally is through a service arrangement that is provided over an agreed upon contractual period that is often long-term.

f) Timing of transfer of goods or services

The timing of contracts differs for transaction revenues and revenues from other value added services. Transaction revenues are satisfied at a point in time, while other value added services revenues are generally satisfied over time.

g) Sales channels

We have determined that this is not a relevant category for the purpose of this analysis as our services are typically sold directly to our customers through our payments platform.

In summary, we apply the guidance in ASC 606-10-50-5 to 7 and 55-89 to 55-91 by appropriately disaggregating our revenues and do not believe additional disaggregation is necessary. Management reviews disaggregated revenue disclosures and the requirements of ASC 606 on a regular basis. As our business evolves, and, if appropriate or necessary, we will update our financial statement disclosures at such time.

Note 13 – Commitments and Contingencies
Protection Programs, page 110

2.    We note your reconciliation of the changes in the allowance for transaction losses and negative customer balances, which you consider to be assurance-type warranties, includes reconciling items "provision," "realized losses," and "recoveries." Please revise your tabular reconciliation to include the reconciling items specified by ASC 460-10-50-8c.

Company response:

Our protection programs comprise (1) our purchase protection program that protects buyers who did not receive their item from a seller or received the item, but it was not the item they ordered and (2) our seller protection program protecting merchants when buyers claim that the transaction was unauthorized, or they did not receive the item. Our protection program disclosures within Note 13, Commitments and Contingencies, comprise both the allowance for transaction losses and the allowance for negative customer balances. The allowance for transaction losses represents an accumulation of the estimated amounts of probable transaction losses as of the reporting date for losses arising from completing customer transactions, such as chargebacks for unauthorized credit card use and merchant-related chargebacks due to non-delivery or unsatisfactory delivery of purchased items, purchase protection program claims, and account takeovers. Negative customer balances occur primarily when there are insufficient funds in a customer’s PayPal account to cover charges applied for bank returns and reversals, debit card transactions, and merchant-related chargebacks due to non-delivery or unsatisfactory delivery of purchased items, which are generally within the scope of our protection programs. Negative customer balances are financing receivables subject to ASC 326-20, Financial Instruments – Credit Losses Measured at Amortized Cost. The allowance for negative customer balances is an estimate of expected credit losses based on historical trends involving collection and write-off patterns, internal factors including our experience with similar cases, other known facts and circumstances, and reasonable and supportable macroeconomic forecasts, as appropriate.

The allowance for transaction losses and the allowance for negative customer balances both relate to our protection programs and are interconnected such that we believe the users of our financial statements benefit from the combined disclosure of these allowances to understand the impact of our protection programs. For example, assume a buyer purchases an item from a seller. PayPal processes the transaction and the item is eligible for purchase protection. We estimate the probable transaction losses from our protection programs in our allowance for transaction losses. If the buyer submits an “Item Not Received” claim and the seller is not protected under our seller protection program as they cannot provide proof of shipment or delivery, PayPal will process a chargeback. Chargebacks often create negative customer balances when the merchant/seller has insufficient funds in their PayPal account to cover the chargeback. Upon a negative customer balance being recognized, the estimated losses are subsequently recognized in our allowance for negative customer balances. Alternatively, if the seller in this example could provide proof of shipment or delivery, they would be protected under the seller protection program and the negative customer balance would not occur.

To illustrate the linkage further, a substantial portion of transaction losses are initially recognized in the allowance for transaction losses and then subsequently recognized in the allowance for negative customer balances. We estimate probable losses related to our protection programs in our allowance for transaction losses and as those losses materialize as negative customer balances, they are recognized in our allowance for negative customer balances. We believe that disclosing the allowances separately would not provide investors with a useful or complete view of our losses related to our protection programs.

Based on the interconnectedness of the allowance for transaction losses and the allowance for negative customer balances and their linkage to our protection programs, we present the reconciliation of the activity in aggregate. Given that the allowance for negative customer balances was $256 million and $218 million at December 31, 2024 and 2023, respectively, and the allowance for transaction losses was not material at $86 million and $64 million at December 31, 2024 and 2023, respectively, we applied the rollforward disclosure guidance within ASC 326-20-50-13 (“CECL rollforward”) as required for the allowance for negative customer balances to the aggregate of both allowances. Disclosure requirements within ASC 460-10-50-8c (“product warranty reconciliation”) are relatively similar to the CECL rollforward guidance. However, the product warranty reconciliation requires a reconciling item that is not required for the CECL rollforward and vice versa. The product warranty reconciliation requires the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) to be separately presented as a reconciling item; however, we present preexisting warranties within our provision reconciling line as discussed further below. The CECL rollforward requires recoveries which are not relevant for the product warranty reconciliation. Apart from those differences in requirements, the reconciling items required for the product warranty reconciliation are similar to those for the CECL rollforward. Accordingly, we present the aggregate changes in the liability for accruals related to product warranties issued during the reporting period within the provision line and aggregate reductions in that liability for payments made under the product warranties in the realized losses line.

We do not believe the adjustment for preexisting warranties is a meaningful reconciling item for our protection programs, and it is not material. Our protection programs have a short duration of 180 days from the transaction date and our account takeover protection, which is our protection provided for unauthorized transactions, has a duration of 60 days from the account statement date. Additionally, the majority of protection program losses relate to chargebacks and occur within 60 days from the transaction date. Changes to our estimate for preexisting warranties would primarily represent the estimate of probable losses that converted to a negative balance in a subsequent reporting period and migrated from the allowance for transaction losses to the allowance for negative customer balances.

To further enhance the usefulness of our disclosure, in future filings we will expand upon the interconnectedness of the allowances and add footnotes to our rollforward disclosure to enhance the description of the reconciling items. Specifically, we plan to add a footnote to the provisions line to explain that the provision includes adjustments for preexisting warranties (including changes in estimates) and a footnote to the recoveries line to explain that recoveries are only relevant for our allowance for negative customer balances, and as such, there are no recoveries related to the allowance for transaction losses. Further, we will update the reconciling line “realized losses” to “realized losses and charge-offs.” A revised disclosure is presented below:

NOTE 13—COMMITMENTS AND CONTINGENCIES

PROTECTION PROGRAMS

In addition to the protections afforded by applicable law, we provide consumers and merchants with protection programs for certain purchase transactions completed on our payments platform. Our protection programs help protect both consumers and merchants from financial loss resulting from, among other things, counterparty non-performance. These programs are designed to promote confidence on the part of both consumers, who will be reimbursed in certain circumstances, such as not receiving their purchased item in the condition significantly as described, as well as merchants, who will receive payment in certain circumstances, such as establishing proof of shipment or delivery of an item to the customer. These protection programs are considered assurance-type warranties under applicable accounting standards for which we estimate associated costs within the allowance for transaction losses. Our protection programs often result in negative customer balances when there are insufficient funds in a customer’s PayPal account to cover charges applied for merchant-related chargebacks within the scope of our protection programs. Negative customer balances can also occur from bank returns and reversals due to insufficient funding sources. The allowance for negative customer balances represents our estimate of current expected credit losses on negative customer balances.

At December 31, 2024 and 2023, the allowance for transaction losses was $86 million and $64 million, respectively. The allowance for negative customer balances was $256 million and $218 million at December 31, 2024 and 2023, respectively. The following table shows changes in the allowance for transaction losses and negative customer balances related to our protection programs for the years ended December 31, 2024 and 2023:

	As of December 31,
	2024	2023
	(In millions)
Beginning balance	$282	$278
Provision[1]	1,114	1,192
Realized losses and charge-offs	(1,218)	(1,313)
Recoveries[2]	164	125
Ending balance	$342	$282
1.Changes in estimates for prior period provision related to the allowance for transaction losses are not material and are aggregated with current period provisions.
2.Recoveries are only relevant for the allowance for negative customer balances.

*        *        *

Please do not hesitate to contact me if you have any questions at (312) 404-5389, or via email at cnatali@paypal.com.

Very truly yours,

PayPal Holdings, Inc.

By:	/s/ Christopher Natali
Name: Christopher Natali
Title: Vice President, Chief Accounting Officer

cc: Sameer Shirsekar (PricewaterhouseCoopers LLP)